Exhibit 99.1

ReneSola Extends Share Repurchase Program

Shanghai, China, September 26, 2016 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, today announced that its Board of Directors has authorized the Company to extend its original stock repurchase program, under which the Company may repurchase up to $20 million in aggregate value of its outstanding American depositary shares (“ADSs”), for another 12 months ending September 2017.

Under the program, the Company may, from time to time, depending on market conditions, share price and other factors, make one or more purchases, on the open market or in privately negotiated transactions, of up to $20 million in aggregate value of the Company's outstanding ADSs. Such purchases under the program will be made in accordance with the applicable laws and subject to any required regulatory approvals.

On September 23, 2015, the Company’s Board of Directors authorized the original share repurchase program for a term of 12 months, under which the Company has purchased in aggregate over 1.48 million ADSs.

"Our share buyback program continues to demonstrate our commitment to our shareholders," said Xianshou Li, ReneSola's Chairman and Chief Executive Officer. "We remain focused on generating cash flow and directing it toward value-enhancing uses, including debt repayment, reducing our share count and growing our downstream project business. We expect to continue to make significant progress on all three fronts within the next 12 months."

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com